

April 12, 2022

Avraham Brenmiller
Chief Executive Officer
Brenmiller Energy Ltd.
13 Amal Street, 4th Floor
Park Afek
Rosh Haayin 4809249, Israel

> **Re: Brenmiller Energy Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted April 1, 2022**
> **CIK No. 0001901215**

Dear Mr. Brenmiller:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary
The Offering, page 7

1. We note your revisions in response to prior comment one. Please revise your disclosure throughout to clearly disclose the number of shares that are currently issued and outstanding, and the number of shares that will be issued and outstanding as of the closing of this offering.

2. We note references to the issuance of warrants in several notes to your financial statements; for example, and without limitation, Notes 11.A.1 and B and Note 13.B.

Please disclose the total number of shares that are issuable upon exercise of all outstanding warrants. Ensure each of these warrant issuances is disclosed in Item 7 of Part II.

Capitalization, page 29

3. We note your revisions made in response to prior comment three. Please reconcile the 14,815,444 ordinary shares issued and outstanding, actual, with that disclosed in Note 11.A on page F-29 that as of December 31, 2021, there were 13,706,328 ordinary shares outstanding. Also, clarify in the top paragraph on page 80 the number of ordinary shares issued and outstanding as of March 31, 2022, if other than 13,706,328 shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Year Ended December 31, 2021, to the Year Ended December 31, 2020, page 31

4. Refer to page 33 and the top two paragraphs of "Financial expenses, net" and "Net loss" that immediately precede the heading of Liquidity and Capital Resources. These paragraphs should be deleted in their entirety as the discussions appear to relate to a comparison of the year ended December 31, 2020, with the year ended December 31, 2019, which discussion period is no longer required.

Business, page 39

5. We note your revisions in response to prior comment four. However, Note 1 to the financial statements indicates that your U.S. subsidiary is "presently dormant" and identifies an Israeli subsidiary, Hybrid Bio-Sol 10 Ltd., that is not described in the Business section, reflected in the corporate chart, or listed in Exhibit 21.1. Please advise or revise to reconcile these inconsistencies.

Selling Shareholders, page 77

6. We note your revisions in response to prior comment six. It appears that the amount of securities shown in the final row of the table and disclosed in footnote six do not tally. Please advise or revise.

Exhibits

7. Please file the Founders' Agreement, and other material agreements, relating to Rani Zim Sustainable Energy Ltd. as exhibits to your registration statement.

        You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Eric Victorson